Mail Room 4561

      June 14, 2005

Mr. Michael Walsh
Chief Financial Officer
IQ Biometrix, Inc.
2000 Bridge Pkwy, Suite 201
Redwood Shores, CA 94538

	Re:	IQ Biometrix Inc.
		Amendment No. 4 to the Registration Statement on Form S-
4
		Filed June 8, 2005
		File No. 333-124027

Dear Mr. Walsh:

	We have the following comments on the pro forma financial statements and related disclosure in your amended registration statement. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 4 to Form S-4

Prior Comment 5

1. We note that the merger was announced on April 15, 2004 in a press release. We further note that the press release indicates that IQB and Wherify will each hold 20% and 80%, respectively, in the combined company. Your Form S-4 indicates that Wherify will hold 78% of the combined company. In this regard, clarify why you believe that the terms of the agreement were fixed or "static" at May 16, 2005 instead of at April 15, 2004. Identify the changes made to the initial agreement or terms and why you believe these changes are substantive.
That is, indicate why only a 2% variance from the initial agreement represents a substantive change. Tell us the impact (or change) to both the number of shares issued/outstanding of IQB and the additional value when evaluating whether the change was substantive.
Prior Comment 6

2. We note your purchase price allocation provided in your response, however, we note that this information is absent from your pro forma disclosure. As previously requested, revise to disclose your purchase price allocation and clearly indicate whether the purchase price allocation is preliminary and subject to change. The disclosure should clearly indicate that the reasons for carrying the
IQB`s assets at book value without adjustment.

Prior Comment 7

3. We note that you added disclosure indicating that IQB`s business has nominal value. This disclosure should be expanded to provide a better explanation of why this business has nominal value similar to disclosures included in the sections in the registration statement that you refer to. Additionally, clarify why the market capitalization prior to the announcement of the merger with Wherify was approximately $40 million (6.9 million shares of common stock outstanding as of March 31, 2005 and a fair market value of $5.56 per share) and currently you believe that IQB has nominal value.

Prior Comment 8

4. Your response indicates that you have modified your pro forma statements of operations to present the beneficial conversion feature of the Series C Preferred Stock as a deemed dividend. However, we note that your beneficial conversion feature of $7.06 million is not presented as a dividend on the pro forma statements of operations.

Prior Comment 9

5. We note your response regarding the beneficial conversion feature associated with the Series C preferred stock. The beneficial conversion feature should be measured at the commitment date or date of issuance. It is unclear why you are re-measuring the beneficial conversion feature for the Wherify historical financial statements versus the pro forma financial statements. In this regard, clarify why you believe that the merger causes or creates a beneficial conversion feature when the commitment date has already occurred. The beneficial conversion feature generally does not change due to changes in the underlying fair value of the shares of common stock.
A change in the conversion price or in other terms would result in a new commitment or measurement date which does not appear to be the case since the exchange ratio of Wherify`s common stockholders is the same as those provided to the preferred stockholders. That is, since
Wherify is the accounting acquirer there has been no substantive change to these preferred stockholders (i.e., the intrinsic value should be the same before and after this event). Cite the accounting literature that supports your accounting. We also note different conversion terms for these shares.

*	*	*	*	*

	As appropriate, please amend your filing in response to these comments. Please ensure that your amendment is marked in accordance
with Item 310 of Regulation S-T.  You may wish to provide us with
marked copies of the amendment to expedite our review.   Please
furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Melissa Rocha at (202) 551-3854 or Stephen Krikorian, Branch Chief - Accounting, at (202) 551- 3488 if you have any questions regarding comments on the financial statements or related matters. Please contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730 with any other questions.

								Sincerely,


								Barbara C. Jacobs
								Assistant Director


cc:	Via Facsimile (510) 273-8832			Via Facsimile (415)
495-
8901
	Donald C. Reinke, Esq.			Alisande M. Rozynko, Esq.
	Reed Smith LLP				The Crone Law Group LLP
	Telephone: (510) 466-6899			Telephone: (415) 495-
8900
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Michael Walsh
IQ Biometrix, Inc.
June 14, 2005
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